SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 14)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,571,146 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,571,146 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,571,146 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.01% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 256,035 shares of common stock, warrants to purchase 324,735 shares of common stock, 6,159,096 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock, 12,139,071 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 34,042 shares of Series A-2 Convertible Preferred Stock, and  4,692,209 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 16,062 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 22,001,891 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report on Form 10-Q filed by the Company on November 14, 2012 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,569,947 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,569,947 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,947 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of 34,252 shares of common stock, warrants to purchase 21,414 shares of common stock, 405,954 shares of common stock issuable as of January 11, 2013 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock, 799,837 shares of common stock issuable as of January 11, 2013 upon the conversion of 2,243 shares of Series A-2 Convertible Preferred Stock, and 308,490 shares of common stock issuable as of January 11, 2013 upon the conversion of 1,056 shares of Series A-3 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,426,662 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,426,662 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,426,662 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.77% (6)
14	TYPE OF REPORTING PERSON PN

(5)  Comprised of 84,934 shares of common stock, warrants to purchase 116,172 shares of common stock, 2,203,466 shares of common stock issuable as of January 11, 2013 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock, 4,342,921 shares of common stock issuable as of January 11, 2013 upon the conversion of 12,179 shares of Series A-2 Convertible Preferred Stock, and  1,679,169 shares of common stock issuable as of January 11, 2013 upon the conversion of 5,748 shares of Series A-3 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,574,537 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,574,537 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,574,537 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.30% (8)
14	TYPE OF REPORTING PERSON PN

(7)  Comprised of 136,849 shares of common stock, warrants to purchase 187,149 shares of common stock, 3,549,676 shares of common stock issuable as of January 11, 2013 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock, 6,996,313 shares of common stock issuable as of January 11, 2013 upon the conversion of 19,620 shares of Series A-2 Convertible Preferred Stock, and  2,704,550 shares of common stock issuable as of January 11, 2013 upon the conversion of 9,258 shares of Series A-3 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,455,389 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,455,389 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,455,389 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.96% (10)
14	TYPE OF REPORTING PERSON PN

(9)  Comprised of an aggregate of 323,559 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,903,401 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock, 13,606,086 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 38,156 shares of Series A-2 Convertible Preferred Stock, and  5,258,359 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 18,000 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited, of which Deerfield Management Company, L.P. is the investment advisor.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,884,243 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,884,243 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,884,243 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62% (12)
14	TYPE OF REPORTING PERSON CO

(11) Comprised of 67,524 shares of common stock, warrants to purchase 39,249 shares of common stock, 744,305 shares of common stock issuable as of January 11, 2013 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock, 1,467,015 shares of common stock issuable as of January 11, 2013 upon the conversion of 4,114 shares of Series A-2 Convertible Preferred Stock, and  566,150 shares of common stock issuable as of January 11, 2013 upon the conversion of 1,938 shares of Series A-3 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,455,389 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,455,389 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,455,389 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.96% (14)
14	TYPE OF REPORTING PERSON IN

(13)  Comprised of an aggregate of 323,559 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,903,401 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock, 13,606,086 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 38,156 shares of Series A-2 Convertible Preferred Stock, and  5,258,359 shares of common stock issuable as of January 11, 2013 upon the conversion of an aggregate of 18,000 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Mgmt, L.P. (formerly Deerfield Capital, L.P.) (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011, Amendment No. 7 filed on September 7, 2011, Amendment No. 8 filed on January 12, 2012, Amendment No. 9 filed on March 16, 2012, Amendment No. 10 filed on May 9, 2012, Amendment No. 11 filed on July 20, 2012, Amendment No. 12 filed on August 21, 2012 and Amendment No. 13 filed on November 16, 2012 with respect to the securities of Talon Therapeutics, Inc. (the “Company”) (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 14. Only those items hereby reported in this Amendment No. 14 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Set forth below is the source and amount of funds and other consideration utilized by Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International (collectively, the “Deerfield Purchasers”) to acquire the shares of Series A-3 Convertible Preferred Stock of the Company (the “Series A-3 Preferred Stock”) on January 11, 2013, as described in this Amendment No. 14.

Deerfield Special Situations Fund utilized available cash assets in the amount of $35,200 to acquire 352 shares of Series A-3 Preferred Stock.  Deerfield Private Design Fund utilized available cash assets in the amount of $191,600 to acquire 1,916 shares of Series A-3 Preferred Stock.  Deerfield Private Design International utilized available cash assets in the amount of $308,600 to acquire 3,086 shares of Series A-3 Preferred Stock.  Deerfield Special Situations International utilized available cash assets in the amount of $64,600 to acquire 646 shares of Series A-3 Preferred Stock.  Cash funds for the purchase of the Series A-3 Preferred Stock were derived from general working capital, and includes funds provided by investors in the Deerfield Purchasers.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

CUSIP No. 87484H104

On January 11, 2013, pursuant to the terms of the 2012 Investment Agreement (as amended by the Amendment to the 2012 Investment Agreement), the Deerfield Purchasers purchased 6,000 shares of Series A-3 Preferred Stock for an aggregate purchase price of $600,000.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock after January 11, 2013.

(a)

(1)	Reporting Persons

Number of shares:  26,455,389 (13)
Percentage of shares: 54.96% (2)

(2)	Deerfield Mgmt

Number of shares:  23,571,146 (1)
Percentage of shares: 52.01% (2)

(3)	Deerfield Special Situations Fund

Number of shares:  1,569,947 (3)
Percentage of shares:  6.67% (2)

(4)	Deerfield Private Design Fund

Number of shares:  8,426,662 (5)
Percentage of shares:  27.77% (2)

(5)	Deerfield Private Design International

Number of shares:  13,574,537 (7)
Percentage of shares:  38.30% (2)

(6)	Deerfield Management

Number of shares:  26,455,389 (9)
Percentage of shares:  54.96% (2)

(7)	Deerfield Special Situations International

Number of shares:  2,884,243 (11)
Percentage of shares:  11.62% (2)

(8)	Flynn

Number of shares:  26,455,389 (13)
Percentage of shares:  54.96% (2)

CUSIP No. 87484H104

(b)

(1)	Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  23,571,146 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  23,571,146 shares (1)

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,569,947 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,569,947 shares (3)

(3)	Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  8,426,662 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  8,426,662 shares (5)

(4)	Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  13,574,537 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  13,574,537 shares (7)

(5)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  26,455,389 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  26,455,389 shares (9)

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,884,243 shares (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,884,243 shares (11)

CUSIP No. 87484H104

(7)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    26,455,389 shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    26,455,389 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment advisor of Deerfield Special Situations International, Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.

(c)             As described under Item 3 above, on January 11, 2013, Deerfield Special Situations Fund acquired 352 shares of Series A-3 Preferred Stock, Deerfield Private Design Fund acquired 1,916 shares of Series A-3 Preferred Stock, Deerfield Private Design International acquired 3,086 shares of Series A-3 Preferred Stock and Deerfield Special Situations International acquired 646 shares of Series A-3 Preferred Stock pursuant to the terms of the 2012 Investment Agreement (as amended by the Amendment to the 2012 Investment Agreement). Shares of Series A-3 Preferred Stock are convertible into Common Stock.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2013

DEERFIELD MGMT, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 24 to the Form 4 filed by the Reporting Persons on August 21, 2012 with respect to the Company.